AIMS	AIMS Worldwide, Inc. Patrick J. Summers CFO and Controller 10400 Eaton Place, #203 Fairfax, VA 22030 Tel 703.621.3875, x2254 Fax 703.621.3870 PSummers@AIMSWorldwide,com

December 26, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Attn.:  David R. Humphrey, Branch Chief

Washington, D.C. 20549

202-551-3211

202-551-3304 (Amy Geddes)

Re:

AIMS Worldwide, Inc.

Form 10-KSB for the year ended December 31, 2004

Form 10-KSB for the year ended December 31, 2005

Commission File Number: 333-86711

Via EDGAR

Dear Mr. Humphrey:

Please see the following responses (in boldface) to your inquiry of November 27, 2006:

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November 27, 2006

Via US Mail and Facsimile

Mr. Patrick J. Summers

Chief Financial Officer

AIMS Worldwide. Inc.

10400 Eaton Place #203

Fairfax, VA 22030

Re:

AIMS Worldwide, Inc.

Form 10-KSB for the year ended December 31,2004

Form 10-KSB for the year ended December 31,2005

Commission File Number: 333-86711

Dear Mr. Summers:

We have reviewed your response letter dated November 8,2006 and have the following comments, Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation, m some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information/we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure m your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or. if certain of the comments are deemed inappropriate, advise the staff of your reason Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days

Forms 10-KSB for the year ended December 31.2004 and December 31. 2005

Financial Statements

Note 2 - Related Party Transactions, page 29

1.

Refer to our previous comment 1. You have not provided all the information requested in our previous comment. Please provide information for fiscal years 2003, 2004, and 2005 for the trading volume as well as price on the OTCBB.

During 2003, 195,350 shares of AIMS common stock were traded, at prices between $1.50 and $0.40 per share, representing 1.27% of the 15,534,286 shares outstanding at the end of the year.  There were 178 days during 2003 when no shares were traded.

During 2004, 141,803 shares of AIMS common stock were traded, at prices between $1.01 and $0.30 per share, representing 0.64% of the 22,077,451 shares outstanding at the end of the year.  There were 213 days during 2004 when no shares were traded.

During 2005, 219,307 shares of AIMS common stock were traded, at prices between $1.50 and $0.40 per share, representing 0.69% of the 31,857,931 shares outstanding at the end of the year.  There were 192 days during 2005 when no shares were traded.

Form 8-K filed October 31. 2006

2.

Supplementally tell us how you have assessed significance of the Streetfighter Marketing acquisition under Item 310 of Regulation S-B, and how you plan to satisfy the filing requirements pursuant to such assessment. Include in your response the method used to value your stock at $.90 per share, as indicated by the acquisition price of $650,000 stated in this Form 8-K. Please also explain to us how you allocated the purchase price when you recorded the transaction.

We assessed significance of the Streetfighter Marketing acquisition by comparison of the value of our investment in the acquiree to the total consolidated assets at the end of our last fiscal year, December 31, 2005.  Our investment was 722,222 shares of our common stock valued at the closing market price of $0.50 per share, or $361,111.  The investment represents 11% of our total consolidated assets.  We further compared the total assets of the acquiree to our total consolidated assets and we compared the net income of the acquiree to our net income for our last fiscal year and found the acquisition insignificant by these measures.  We don’t believe we have a requirement to file financial statements regarding this acquisition.

The stated contract value of $650,000 was set by negotiation between the sellers and our management, along with the price per share of $0.90 for a negotiated total issuance of 722,222 shares as reflected in the acquisition agreement.

The transaction was recorded as an investment of $361,111 using the market price of the shares issued at the time of the transaction of $0.50 per share.  For our consolidated financial statements, we determined the fair value of tangible and intangible assets acquired and liabilities assumed and assigned value accordingly.  Intangible asset value will be amortized over the estimated lives of the assets.  Based on interim information, our consolidated financial statements will report the transaction as follows:

Current assets	$60,814
Property and equipment	42,539
Intangible assets	476,655
Current liabilities		218,897
Common Stock		722
Additional paid in capital		360,389

3.

As a related matter, please tell us how many years of financial statements you expect to provide for the IKON, Target America, and Streetfighter Marketing acquisitions.

Based on the significance of our investment in each of these acquirees, we expect to provide two prior years of financial statements for the IKON and Target America acquisitions when they are completed.  We don’t expect to provide prior years financial statements for the Streetfighter acquisition because of the small size of the investment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

/s/ Patrick J. Summers

So acknowledged / Patrick J. Summers, CFO

•

staff comments or changes to disclosure m response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

/s/ Patrick J. Summers

So acknowledged / Patrick J. Summers, CFO

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

/s/ Patrick J. Summers

So acknowledged / Patrick J. Summers, CFO

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey

Branch Chief

* * * * * * * * * * * * * * * * *

Please contact me with any further questions you may have.

Sincerely,

/s/ Patrick J. Summers

Patrick J. Summers

CFO and Controller

AIMS Worldwide, Inc.

10400 Eaton Place, #203

Fairfax, VA 22030

703-621-3875, x2254

PSummers@AIMSWorldwide.com

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